NOTIFICATION  OF  THE  REMOVAL  FROM  LISTING  AND REGISTRATION OF THE STATED
SECURITIES

The American Stock Exchange LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 13, 2007, pursuant to the provisions of Rule 12d2-2 (a). 17CFR240.12d2-2(a)(3)

The removal of Star Maritime Acquisition Corp. Common Stock Par Value $.01 and Warrants expiring December 15, 2009, is being effected because the Exchange knows or is reliably informed that on November 30, 2007, the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment.

The security was suspended from trading by the Exchange on December 3, 2007.